UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated December 5, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 4 December 2013 entitled ‘UPDATE ON VERIZON WIRELESS TRANSACTION FCC APPROVAL RECEIVED’

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

4 December 2013

UPDATE ON VERIZON WIRELESS TRANSACTION

FCC APPROVAL RECEIVED

Vodafone today confirms that on 4 December 2013, in connection with the disposal of its US group whose principal asset is its 45% interest in Verizon Wireless to Verizon, Verizon received the required approval from the U.S. Federal Communications Commission (“FCC”). Vodafone welcomes the FCC’s timely consideration of this matter.

The Transactions and the Return of Value remain subject to customary closing conditions, including the approval of Vodafone’s and Verizon’s shareholders. The Transactions and the Return of Value are expected to complete in Q1 2014.

Enquiries:

Vodafone Group

Investor Relations	Tel: +44 (0) 7919 990 230

Media Relations	Tel: +44 (0) 1635 664 444

All terms not defined in this announcement shall have the meaning given to them in the announcement on 2 September 2013.

Certain information contained in this announcement constitutes “forward-looking statements,” which can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “anticipate”, “project”, “estimate”, “intend”, “continue,” “target” or “believe” (or the negatives thereof) or other variations thereon or comparable terminology. Such statements express the intentions, opinions, or current expectations of Vodafone with respect to possible future events and are based on current plans, estimates and forecasts which Vodafone has made to the best of its knowledge but which do not claim to be correct in the future. Due to various risks and uncertainties, actual events or results or actual performance of the Company may differ materially from those reflected or contemplated in such forward-looking statements. No assurances can be given that the forward-looking statements in this announcement will be realised. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, Vodafone undertakes no obligation to update these forward-looking statements. No representation or warranty is made as to the achievement or reasonableness of such forward-looking statements. No statement in this announcement is intended to be nor may be construed as a profit forecast.

This announcement does not constitute, or form part, of any offer or invitation to sell, allot or issue or any solicitation of any offer to purchase or subscribe for any securities, nor shall it (or any part of it) form the basis of, or be relied on in connection with, or act as any inducement to enter into, any contract or commitment for securities. No investment decision should be taken in relation to any matter discussed herein except in reliance upon the formal documentation relating to this transaction.

The distribution of this announcement in certain jurisdictions may be restricted and accordingly it is the responsibility of any person into whose possession the announcement comes to inform themselves about and observe such restrictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	December 5, 2013	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary